SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

Steven A. Hale II Manager Hale Partnership Capital Management, LLC 5960 Fairview Road, Suite 432 Charlotte, NC 28210 (704) 970-2012	Justyn R. Putnam Managing Member TALANTA Investment Group, LLC 401 N. Tryon Street, 10th Floor Charlotte, NC 28202 (704) 904-1450	with a copy to Paul J. Foley Kilpatrick Townsend & Stockton LLP 1114 Avenue of the Americas New York, NY, 10036-7703 (212) 775-8712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box[   ]

(Continued on following pages)

CUSIP NO. 854305208	13D	Page 2

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 558,959 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 558,959 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,959 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 854305208	13D	Page 3

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 558,959 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 558,959 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,959 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D	Page 4

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 509,154 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 509,154 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,154 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 5

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 49,805 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 49,805 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,805 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 6

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 558,959 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 558,959 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,959 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 854305208	13D	Page 7

1	NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D	Page 8

1	NAMES OF REPORTING PERSONS TALANTA FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 9

1	NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement (the “Statement”) relates to the shares of Common Stock, $0.02 Par Value (the “Common Stock”), of Stanley Furniture Company, Inc. (the “Issuer”), with principal executive offices located at 200 North Hamilton Street, No. 200, High Point, North Carolina, 27260.

Item 2.	Identity and Background

(a)	Name

This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Hale Partnership Capital Management, LLC (“Hale Adviser”)	North Carolina
Hale Partnership Capital Advisors, LLC (“Hale GP”)	North Carolina
Hale Partnership Fund, LP (“Hale Fund I”)	Delaware
MGEN II – Hale Fund, LP (“Hale Fund II”, and together with “Hale Fund I”, the “Hale Funds”)	Delaware
Steven A. Hale II (“Mr. Hale”, and together with Hale Adviser, Hale GP and the Hale Funds, the “Hale Reporting Persons”)	N/A
TALANTA Investment Group, LLC (“TALANTA GP”);	Delaware
TALANTA Fund, LP (“TALANTA Fund”, and together with the “Hale Funds”, the “Funds”)	Delaware
Justyn R. Putnam (“Mr. Putnam”, and together with TALANTA GP and TALANTA Fund, the “TALANTA Reporting Persons”)	N/A

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 1.

(b)	Residence or Business Address

The address of the Hale Reporting Persons is 5960 Fairview Road, Suite 432, Charlotte, NC 28210.

The address of the TALANTA Reporting Persons is 401 N. Tryon Street, 10th Floor, Charlotte, NC 28202

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Reporting Person	Principal Business or Occupation
Hale Adviser	Investment manager of Hale Funds
Hale GP	General partner of Hale Funds
Funds	Investment funds
Mr. Hale	Manager of Hale Adviser and Hale GP
TALANTA GP	General partner of TALANTA Fund
Mr. Putnam	Managing member of TALANTA GP

(d)	Criminal Convictions

None of the Reporting Persons have in the past five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

None of the Reporting Persons have in the past five years been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

Mr. Hale and Mr. Putnam are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

All purchases of the Common Stock of the Issuer have been made by or on behalf of the Funds using the investment capital of the Funds.  The aggregate purchase price of the 793,945 shares of Common Stock acquired was approximately $2,086,263.27 (including brokerage commissions and transaction costs).

Item 4.	Purpose of the Transaction

The primary purpose of the Funds’ acquisition of the Common Stock is for investment, although the Funds have taken certain (and expect to take other) actions to encourage the Issuer to enhance value for its stockholders.

Over the last two years, Mr. Hale, on behalf of the Hale Funds, has had multiple exchanges with management of the Issuer regarding the Hale Funds’ concern about the poor operating performance and imprudent capital management strategies of the Issuer.  As a part of some such exchanges, the Hale Funds delivered written analyses of the Issuer’s poor performance and results, relative to several metrics, and asked the Issuer to pursue different courses of action.

Since July 2014, Mr. Hale has been discussing the above and other concerns of the Hale Funds with Mr. Putnam of the TALANTA Funds, which also had been concerned about the Issuer’s poor performance and misguided direction. Messrs. Hale and Putnam identified several areas of agreement between their respective Funds with respect to the reasons for the Issuer’s disappointing results and challenges, and the prudent strategic direction for the Issuer.  Among other things, they agreed that the Issuer would benefit from new perspectives on its Board of Directors, which they hope and believe will lead the Board of Directors to assess critically the competency of current management to lead the Issuer and to consider (and have the Issuer implement) a professionally-advised strategic sales process as the prudent course to enhance and realize value for the Issuer’s stockholders.

On November 4, 2014, the Funds submitted in accordance with the Issuer’s Bylaws a written notice and request for nomination of two candidates, Robert E. Allen and Jeffrey S. Gilliam, for election to the Board of Directors of the Issuer at the Issuer’s 2015 annual meeting of stockholders.  A copy of the nomination notice is attached hereto as Exhibit 2 and is incorporated herein by reference.

On December 22, 2014, the Funds sent a letter to the Board of Directors of the Issuer, in which they provided a summary analysis of their assessment of the Issuer’s poor operating performance and misguided strategic direction under current management, and they encouraged the Board of Directors to consider and initiate a strategic sales process for the Issuer.  The Funds may seek to engage in follow-up discussions about those matters with the Board of Directors and/or with management of the Issuer.  More generally, in pursuing their investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things: (i) changes in the market prices of the Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as other economic, securities markets and investment considerations.

The Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such evaluations and discussions may result in, among other things, the Reporting Persons: (i) modifying their ownership of Common Stock; (ii) exchanging information with the Issuer; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (i) formulate other plans and proposals; and (ii) take other actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

The reported shares are beneficially owned by the Funds, with Hale Fund I owning 509,154 shares of Common Stock, Hale Fund II owning 49,805 shares of Common Stock, and TALANTA Fund owning 234,986 shares of Common Stock.

Hale Adviser, as the investment manager of the Hale Funds, Hale GP, as the general partner of the Hale Funds, and Mr. Hale, as the sole manager of Hale Adviser and Hale GP, may be deemed to have the power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds, and consequently Hale Adviser, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares.  Hale Adviser, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

TALANTA GP, as general partner of the TALANTA Fund, and Mr. Putnam, as managing member of TALANTA GP, may be deemed to have the power to direct the voting and disposition of shares of Common Stock beneficially owned by the TALANTA Fund, and consequently TALANTA GP and Mr. Putnam may be deemed to possess indirect beneficial ownership of such shares.  TALANTA GP and Mr. Putnam disclaim beneficial ownership of such shares for all other purposes.

(c)	See Schedule A for transactions in the Common Stock by the Reporting Persons in the last 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Joint Filing Agreement among the Reporting Persons attached as Exhibit 1, and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement
2	Director Nomination Notice to the Issuer dated November 4, 2014

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 22, 2014

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, LP

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, LP

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, LP

By:	TALANTA Investment Group, LLC, its General Partner

	By:	/s/ Justyn R. Putnam
	Name:	Justyn R. Putnam
	Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM

SCHEDULE A

TRANSACTIONS IN COMMON STOCK
BY REPORTING PERSONS OVER LAST 60 DAYS

Beneficial Ownership	Transaction Date	Quantity	Price per Share (excluding commission)	How Effected
Hale Partnership Fund LP	10/23/2014	479	2.7500	Open Market
Hale Partnership Fund LP	10/24/2014	455	2.7500	Open Market
Hale Partnership Fund LP	10/27/2014	475	2.7500	Open Market
Hale Partnership Fund LP	10/30/2014	1,366	2.7500	Open Market
Hale Partnership Fund LP	11/5/2014	4,461	2.8580	Open Market
Hale Partnership Fund LP	11/6/2014	1,139	2.8500	Open Market
Hale Partnership Fund LP	11/28/2014	2,818	2.7800	Open Market
Hale Partnership Fund LP	12/1/2014	1,090	2.7800	Open Market
Hale Partnership Fund LP	12/2/2014	7,909	2.7914	Open Market
Hale Partnership Fund LP	12/2/2014	8,999	2.8234	Open Market
Hale Partnership Fund LP	12/3/2014	1,727	2.7800	Open Market
Hale Partnership Fund LP	12/5/2014	1,446	2.7800	Open Market
Hale Partnership Fund LP	12/8/2014	273	2.7800	Open Market
Hale Partnership Fund LP	12/12/2014	4,557	2.5970	Open Market
Hale Partnership Fund LP	12/12/2014	9,115	2.5991	Open Market
Hale Partnership Fund LP	12/12/2014	9,115	2.5996	Open Market
Hale Partnership Fund LP	12/12/2014	9,114	2.5952	Open Market
Hale Partnership Fund LP	12/12/2014	9,114	2.5902	Open Market
Hale Partnership Fund LP	12/12/2014	9,114	2.6112	Open Market
Hale Partnership Fund LP	12/12/2014	9,114	2.5900	Open Market
Hale Partnership Fund LP	12/12/2014	22,878	2.6159	Open Market
Hale Partnership Fund LP	12/18/2014	13,671	2.7097	Open Market
Hale Partnership Fund LP	12/18/2014	4,557	2.7021	Open Market
Hale Partnership Fund LP	12/18/2014	2,490	2.7123	Open Market
MGEN II - Hale Fund, L.P.	10/23/2014	46	2.7500	Open Market
MGEN II - Hale Fund, L.P.	10/24/2014	45	2.7500	Open Market
MGEN II - Hale Fund, L.P.	10/27/2014	46	2.7500	Open Market
MGEN II - Hale Fund, L.P.	10/30/2014	134	2.7500	Open Market
MGEN II - Hale Fund, L.P.	11/5/2014	439	2.8580	Open Market
MGEN II - Hale Fund, L.P.	11/6/2014	111	2.8500	Open Market
MGEN II - Hale Fund, L.P.	11/28/2014	282	2.7800	Open Market
MGEN II - Hale Fund, L.P.	12/1/2014	110	2.7800	Open Market
MGEN II - Hale Fund, L.P.	12/2/2014	791	2.7914	Open Market
MGEN II - Hale Fund, L.P.	12/2/2014	901	2.8234	Open Market

Beneficial Ownership	Transaction Date	Quantity	Price per Share (excluding commission)	How Effected
MGEN II - Hale Fund, L.P.	12/3/2014	173	2.7800	Open Market
MGEN II - Hale Fund, L.P.	12/5/2014	145	2.7800	Open Market
MGEN II - Hale Fund, L.P.	12/8/2014	27	2.7800	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	443	2.5970	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	885	2.5991	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	885	2.5996	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	886	2.5952	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	886	2.5902	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	886	2.6112	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	886	2.5900	Open Market
MGEN II - Hale Fund, L.P.	12/12/2014	2,222	2.6159	Open Market
MGEN II - Hale Fund, L.P.	12/18/2014	1,329	2.7097	Open Market
MGEN II - Hale Fund, L.P.	12/18/2014	443	2.7021	Open Market
MGEN II - Hale Fund, L.P.	12/18/2014	242	2.7123	Open Market
TALANTA Fund, LP	10/24/2014	20,100	2.7663	Open Market
TALANTA Fund, LP	11/18/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/21/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/21/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	1,600	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	400	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/24/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	400	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	100	2.8500	Open Market
TALANTA Fund, LP	11/26/2014	100	2.8500	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	32	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	200	2.7900	Open Market

Beneficial Ownership	Transaction Date	Quantity	Price per Share (excluding commission)	How Effected
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/2/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	300	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	300	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	300	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	300	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	300	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/5/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	481	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	386	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	163	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/9/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/9/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/9/2014	370	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/9/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/10/2014	385	2.8300	Open Market
TALANTA Fund, LP	12/10/2014	300	2.8300	Open Market
TALANTA Fund, LP	12/10/2014	3,204	2.8300	Open Market
TALANTA Fund, LP	12/10/2014	11	2.8000	Open Market
TALANTA Fund, LP	12/10/2014	5,000	2.8000	Open Market
TALANTA Fund, LP	12/10/2014	5,000	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	450	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	200	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	100	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	2,100	2.8000	Open Market

Beneficial Ownership	Transaction Date	Quantity	Price per Share (excluding commission)	How Effected
TALANTA Fund, LP	12/11/2014	200	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	734	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	366	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	434	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	366	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	200	2.8000	Open Market
TALANTA Fund, LP	12/11/2014	400	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	300	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	1,450	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	1,300	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	500	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	19	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7800	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	500	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	100	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	250	2.7900	Open Market
TALANTA Fund, LP	12/11/2014	300	2.7900	Open Market

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement
2	Director Nomination Notice to the Issuer dated November 4, 2014